SECU [barcode] 15046919 ISSION

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 65495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spoonhill Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Spoonhill Avenue
(No. and Street)

Marlborough	Massachusetts	01752
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Mellor 617-367-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 38th Floor	Boston	Massachusetts	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10

OATH OR AFFIRMATION

I, Roxane Mellor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spoonhill Asset Management, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DENNIS L. STAIRES, JR.
Notary Public
Massachusetts
Commission Expires Jan 12, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPOONHILL ASSET MANAGEMENT, INC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE
YEAR ENDED DECEMBER 31, 2014

SPOONHILL ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE
YEAR ENDED DECEMBER 31, 2014

SPOONHILL ASSET MANAGEMENT, INC.

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Spoonhill Asset Management, Inc.

We have audited the accompanying financial statements of Spoonhill Asset Management, Inc., which comprise the statement of financial condition as of December 31, 2014, and the related statements of income and retained earnings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Spoonhill Asset Management, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Spoonhill Asset Management, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of Spoonhill Asset Management, Inc.'s financial statements. The supplemental information is the responsibility of Spoonhill Asset Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Boston, MA
February 27, 2015

MARCUMGROUP
MEMBER

SPOONHILL ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	207,985
Incentive fees receivable		377,427
Due from affiliate		4,083
Equipment, net of accumulated depreciation of $6,034		-
Total assets	$	589,495

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	68,767
Total liabilities		68,767
Stockholder's equity:		
Common stock - no par value; authorized, 1,500 shares; issued and outstanding, 1,000 shares		60,000
Retained earnings		460,728
Total stockholder's equity		520,728
Total liabilities and stockholder's equity	$	589,495

The accompanying notes are an integral part of these financial statements.

SPOONHILL ASSET MANAGEMENT, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2014

REVENUE:	
Incentive fees	$ 1,411,792
Interest income	894
	1,412,686
EXPENSES:	
Compensation and benefits	187,197
Commissions paid	214,675
Regulatory expenses	7,523
Occupancy	3,640
General and administrative	237,598
Other operating expenses	22,609
	673,242
NET INCOME	739,444
RETAINED EARNINGS, beginning of year	409,828
Stockholder distributions	(688,544)
RETAINED EARNINGS, end of year	$ 460,728

The accompanying notes are an integral part of these financial statements.

SPOONHILL ASSET MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 739,444
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Incentive fees receivable	(80,781)
Increase (decrease) in:	
Accrued expenses	50,400
Payables to brokers, dealers, and clearing organizations	(318)
Total adjustments	(30,699)
Net cash provided by operating activities	708,745
CASH FLOWS FROM INVESTING ACTIVITIES:	
Return of deposit with clearing broker	25,000
Net cash provided by investing activities	25,000
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholder	(688,544)
Net cash used by financing activities	(688,544)
NET INCREASE IN CASH	45,201
CASH AND CASH EQUIVALENTS, beginning of year	162,784
CASH AND CASH EQUIVALENTS, end of year	$ 207,985

The accompanying notes are an integral part of these financial statements.

A. Organization and Nature of Business:

Spoonhill Asset Management, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Massachusetts corporation.

The Company is engaged in the marketing of hedge fund limited partnerships to institutional and accredited investors in the United States and Europe.

The Company does not carry securities accounts for customers and does not perform custodial functions relating to customer securities.

B. Significant Accounting Policies:

Revenue recognition:

Trading income and commission income is recognized on a trade date basis. Incentive fees that can be reasonably estimated are recognized when earned; otherwise, they are recognized when received. Receivables arising from commissions are generally collected in thirty days.

Use of estimates:

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables:

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of the individual receivables. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables. No allowance for doubtful accounts was considered necessary at December 31, 2014.

Equipment:

The Company records equipment at cost and provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets.

B. Significant Accounting Policies - (continued):

Statement of cash flows:

For purposes of the statement of cash flows, the Company considers money market mutual funds and all highly liquid debt instruments with a maturity of three months or less, when purchased, to be cash equivalents.

Income taxes:

The Company operates under Subchapter S of the Internal Revenue Code (the "Code"). As a result, the Company is not subject to federal or state income taxes, and the federal and state taxable income of the Company is included in the shareholder's individual income tax returns. Therefore these financial statements do not include any provision for federal or state income taxes.

The Company recognizes and measures its unrecognized tax positions by assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income tax positions, if identified, are classified as additional income tax expense in the statement of income. The Company has not identified any uncertain tax positions at December 31, 2014. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2011.

Subsequent events:

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment or disclosure in the financial statements are reflected therein.

C. Major Customers:

For the year ended December 31, 2014, one customer accounted for approximately 81% of the Company's incentive fees and total revenue. A second customer accounted for approximately 10% of the Company's total incentive fees and the Company's total revenue.

D. Due from Affiliate:

The due from affiliate represents amounts owed by an affiliated entity for the reimbursement of expenses paid by the Company on behalf of this affiliated entity.

E. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule of the Company's designated examining authority provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $139,218, which was $134,218 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was .49 to 1.

F. Reserve Requirements:

The Company is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) thereof.

G. Profit Sharing Plan:

The Company sponsors a profit sharing plan for its eligible employees. Contributions to the plan are made on an elective basis as determined by the Company's principals. The annual contributions to an employee's account may not exceed the dollar limits determined by the Internal Revenue Code. There were no contributions to this plan during the year ended December 31, 2014.

H. Concentration of Credit Risk:

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include other broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's practice to review, as necessary, the credit standing of each counterparty.

The Company maintains cash deposits with a financial institution, the balances of which from time to time may exceed the amount insured by the Federal Deposit Insurance Corporation.

SUPPLEMENTARY INFORMATION

SPOONHILL ASSET MANAGEMENT, INC.
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2014

NET CAPITAL:	
Total stockholder's equity qualified for net capital	$ 520,728
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	(381,510)
Equipment, net	-
Prepaid expenses and other assets	-
Total non-allowable assets	(381,510)
TOTAL NET CAPITAL	$ 139,218
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accrued expenses	$ 68,767
Payables to brokers, dealers, and clearing organizations	-
TOTAL AGGREGATE INDEBTEDNESS	$ 68,767
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 4,584
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000
Net capital requirement (greater of minimum net capital requirement of reporting broker/dealer or minimum net capital required)	$ 5,000
Excess net capital	$ 134,218
Net capital less greater of 10% aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 132,341
Percentage of aggregate indebtedness to net capital	49.40%

RECONCILIATION WITH THE COMPANY'S COMPUTATION:

There are no differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2014.

See accompanying independent auditors' report

SPOONHILL ASSET MANAGEMENT, INC.
SCHEDULE II, COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
YEAR ENDED DECEMBER 31, 2014

Spoonhill Asset Management, Inc. is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(i).

See accompanying independent auditors' report

SPOONHILL ASSET MANAGEMENT, INC.
SCHEDULE III, INFORMATION RELATING TO POSSESSION OR CONTROL UNDER RULE 15c3-3 (EXEMPTION)
YEAR ENDED DECEMBER 31, 2014

Information relating to possession or control requirements is not applicable to Spoonhill Asset Management, Inc. as it qualifies from exemption under Rule 15c3-3 (k)(2)(i).

See accompanying independent auditors' report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON REVIEW OF EXEMPTION REPORT

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Spoonhill Asset Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Spoonhill Asset Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Spoonhill Asset Management, Inc. stated that Spoonhill Asset Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Spoonhill Asset Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spoonhill Asset Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Boston, MA
February 27, 2015

Assertions Regarding Exemption Provisions

I, as member of management of Spoonhill Asset Management, Inc. ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of 17 C.F.R. §15c3-3(k) by operating under the exemption provided by 17 C.F.R. §240.15c-3: (2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending December 31, 2014.

Spoonhill Asset Management, Inc.

By:

____

(Name and Title)

____

(Date)

SPOONHILL ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 53565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spoonhill Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Spoonhill Avenue
(No. and Street)

Marlborough (City) Massachusetts (State) 01752 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Mellor 617-367-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 38th Floor (Address) Boston (City) Massachusetts (State) 02109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Roxane Mellor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spoonhill Asset Management, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

Chief Financial Officer
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Spoonhill Asset Management, Inc.

We have audited the accompanying statement of financial condition of Spoonhill Asset Management, Inc. as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Spoonhill Asset Management, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Spoonhill Asset Management, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Boston, MA
February 27, 2015

SPOONHILL ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets		
Cash and cash equivalents	$	207,985
Incentive fees receivable		377,427
Due from affiliate		4,083
Equipment, net of accumulated depreciation of $6,034		-
Total Assets	$	589,495
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	68,767
Total Liabilities		68,767
Stockholder's Equity		
Common stock - no par value; authorized, 1,500 shares; issued and outstanding, 1,000 shares		60,000
Retained earnings		460,728
Total Stockholder's Equity		520,728
Total Liabilities and Stockholder's Equity	$	589,495

See notes to the statement of financial condition.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Spoonhill Asset Management, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Massachusetts corporation.

The Company is engaged in the marketing of hedge fund limited partnerships to institutional and accredited investors in the United States and Europe.

The Company does not carry securities accounts for customers and does not perform custodial functions relating to customer securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RECEIVABLES

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of the individual receivables. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables. No allowance for doubtful accounts was considered necessary at December 31, 2014.

EQUIPMENT

The Company records equipment at cost and provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company operates under Subchapter S of the Internal Revenue Code (the "Code"). As a result, the Company is not subject to federal or state income taxes, and the federal and state taxable income of the Company is included in the shareholder's individual federal income tax return. Therefore this financial statement does not include any provisions for federal or state income taxes.

The Company recognizes and measures its unrecognized tax positions by assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. The Company has not identified any uncertain tax positions at December 31, 2014. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2011.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 - MAJOR CUSTOMERS

For the year ended December 31, 2014, one customer accounted for approximately 81% of the Company's incentive fees and total revenue. A second customer accounted for approximately 10% of the Company's total incentive fees and the Company's total revenue.

NOTE 4 - DUE FROM AFFILIATE

The due from affiliate represents amounts owed by an affiliated entity for the reimbursement of expenses paid by the Company on behalf of this affiliated entity.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule of the Company's designated examining authority provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $139,218, which was $134,218 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was .49 to 1.

NOTE 6 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) thereof.

NOTE 7 - PROFIT SHARING PLAN

The Company sponsors a profit sharing plan for its eligible employees. Contributions to the plan are made on an elective basis as determined by the Company's principals. The annual contributions to an employee's account may not exceed the dollar limits determined by the Internal Revenue Code. There were no contributions to this plan during the year ended December 31, 2014.

NOTE 8 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include other broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's practice to review, as necessary, the credit standing of each counterparty.

The Company maintains cash deposits with a financial institution, the balances of which from time to time may exceed the amount insured by the Federal Deposit Insurance Corporation.

SPOONHILL ASSET MANAGEMENT, INC.

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 02 2015 Washington DC 404

SEC FILE NUMBER
8- 65495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spoonhill Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Spoonhill Avenue
(No. and Street)

Marlborough	Massachusetts	01752
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Mellor — 617-367-6400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 38th Floor	Boston	Massachusetts	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roxane Mellor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spoonhill Asset Management, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder of
Spoonhill Asset Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Spoonhill Asset Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Spoonhill Asset Management, Inc.'s compliance with the applicable instructions of Form SIPC-7. Spoonhill Asset Management, Inc.'s management is responsible for Spoonhill Asset Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC-7 worksheet calculating the annual assessment, copy of cancelled check for payment, including related bank statement), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel worksheet reconciling Form SIPC-7 to the quarterly and annual trial balances supporting the adjustments), noting no differences; and

4. Noted there was no overpayment to be applied to the current assessment when compared with Form SIPC-7 on which it was originally computed.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
February 27, 2015

SPOONHILL ASSET MANAGEMENT, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

	Date Paid		Amount		
General Assessment				$	3,532
Less: Payments Made					
	11/25/14	$	1,290		1,290
	1/29/15	$	656		656
Interest on Late Payment(s)					84
Total Assessment Balance and Interest Due				$	1,670
Paid with Form SIPC 7				$	1,670

SPOONHILL ASSET MANAGEMENT, INC.

DETERMINATION OF SIPC NET OPERATING REVENUES

FOR THE YEAR ENDED DECEMBER 31, 2014

Total Revenue (Focus Line 12 Part 11A Line 9)	$1,412,686
Additions	
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	--
Net loss from principal transactions in securities in trading accounts	--
Net loss from principal transactions in commodities in trading accounts	--
Interest and dividend expense deducted in determining total revenue	--
Net loss from management of or participation in underwriting or distribution of securiti	--
Expenses other than advertising, printing, registration fees and legal fees deducted in in determining new profit from management of or participation in underwriting or distribution of securities	--
Net loss from securities in investment accounts	--
Total Additions	--
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future product	--
Revenues from commodity transactions	--
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	--
Reimbursement for postage with proxy transactions	--
Net gain from securities in investment accounts	--
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	--
Direct expense of printing, advertising and legal fees incurred in connection with other revenue related to the securities business	--
Other revenue not related either directed or indirectly to the securities business	--
Greater of:	
Total interest & dividend expense but not in excess of total interest and dividend income	
40% of interest earned on customers securities accounts	--
Total Deductions	--
SIPC Net Operating Revenues	$1,412,686
General Assessment @ .0025	$ 3,532